Tiomin Closes Equity Placement with Jinchuan Group Ltd. of PRC

Toronto, Canada. April 28, 2006. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) announced today that it has closed its previously announced equity financing of C$7.4 million with the Jinchuan Group Ltd. ("Jinchuan") of the People's Republic of China. Jinchuan holds approximately 9.9% of Tiomin's outstanding common shares.

The private placement financing consisted of 16,520,000 units at a price of C$0.45 per unit. Each unit consists of one common share and one-half common share purchase warrant. Each whole common share purchase warrant ("Warrant") will be exercisable for one common share at C$0.55 per share for a period of 15 months. The securities comprising the units will be subject to a four-month hold period under applicable Canadian securities law. If Tiomin completes an equity offering prior to December 31, 2006 at a price less than C$0.45 per share, Jinchuan will be entitled to exercise an additional one-half common share purchase warrant per unit subscribed on the same terms as the Warrants.

The net proceeds of the financing will be used to fund the development of Tiomin's Kwale titanium sands project in Kenya and for general corporate purposes. Tiomin has already arranged commitments for US$120 million in debt financing with three financial institutions and US$35 million in subordinated debt from Jinchuan.

As previously announced Tiomin and Jinchuan have signed a memorandum of understanding ("MOU") whereby, among other things, Jinchuan intends to provide Tiomin Kenya Limited with a US$35 million subordinated debt facility to fund part of the construction and development of Kwale. Jinchuan will also have the ability to acquire up to US$35 million of shares in Tiomin at all times for a period of 10 years either by converting some or all of the then outstanding debt and/or paying cash. The price for such conversion or purchase will be C$0.65 per common share. The remaining terms and conditions of this debt facility are currently being finalized in a joint effort between both parties, including Barclays Capital, advisors to Tiomin, and Standard Bank, advisors to Jinchuan.

The MOU also includes a strategic alliance between both parties regarding mining and development of Tiomin's other mineral projects currently held or that it may acquire in the future by providing a combination of project financing and product sales agreements.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232, or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.